Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND FULL YEAR 2010

•	4th Quarter revenue another record high of $37.8 million and year-over-year growth of 15%.
•	4th Quarter GAAP EPS 37 Cents /4th Quarter Non GAAP EPS 29 Cents.
•	2010 revenues of $141.9 million represent year over year growth of 20%.
•	Board approves 10 Cents quarterly dividend in 2011 subject to court approval.

JERSEY CITY, N.J. —February 16, 2011 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the fourth quarter and full year ended December 31, 2010.  Fundtech posted quarterly revenues of $37.8 million, a 15% increase year-over-year, compared to fourth quarter revenues of $32.8 million in 2009, and a 5% increase compared to third quarter 2010 revenues of $36.0 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $5.8 million, or $0.37 per diluted share, for the fourth quarter of 2010 compared with net income of $3.4 million, or $0.21 per diluted share, in the fourth quarter of 2009, and net income of $2.9 million, or $0.19 per diluted share, in the third quarter of 2010.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted (non-GAAP) net income for the fourth quarter of 2010 was $4.6 million, or $0.29 per diluted share, compared with $3.3 million, or $0.21 per diluted share, in the fourth quarter of 2009 and $4.1 million, or $0.26 per diluted share, in the third quarter of 2010. (See Schedule A attached to this news release -- Reconciliation to GAAP).

For the year ended December 31, 2010, revenues increased 20% to $141.9 million from $117.8 million in 2009.  GAAP net income in 2010 was $12.5 million, or $0.79 per diluted share, compared with net income of $4.7 million or $0.30 per diluted share, in 2009. Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted non- GAAP net income for 2010 was $14.8 million, or $0.93 per diluted share, compared to $8.3 million, or $0.53 per diluted share, in 2009. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

Commenting on the results, Fundtech Chairman of the Board, Avi Fischer said:  "In 2010 we exceeded our expectations in terms of growth, profits and cash flows. During the year we completed a successful restructuring of our organization to emphasize our global product capabilities and activities.   We are now poised to expand our activities in new geographies like Latin America and China. I believe that we are well positioned to continue on the path of strong and steady growth in 2011 and beyond."

“The fourth quarter was another record revenue quarter for us and I am very pleased by our overall performance in the fourth quarter and the year as a whole.” said Fundtech CEO Reuven BenMenachem.  "For 2010 our organic revenue growth was 20%, operating income grew by 229% and Adjusted EBITDA grew year over-year 55% from $15.3 million to $23.7 million.  We posted good growth across our segments with Cash Management growing 14% year over year, Messaging growing by 21% and Payments growing by 24% year over year. Coming out of this strong year and looking towards 2011, I expect organic growth to moderate but remain strong compared to the industry norms. I believe that our investments in next generation SOA- based products across our product line will allow us to maintain our competitive advantage in the years to come.”

Other Highlights:

•	During the fourth quarter of 2010 Fundtech closed 128 new deals and added 12 new bank customers.
•	During the fourth quarter of 2010 Fundtech closed 15 new system sales with banks, including 7 US Payments and 8 for BBP’s products.
•	During 2010 Fundtech implemented SEPA direct debit systems in 24 European banks including one of the world’s largest banks.
•	During the fourth quarter of 2010 a European regional bank moved to production with GPP-SP.
•	During the fourth quarter of 2010 we recorded a deferred tax benefit of $2.3 million.
•	During the fourth quarter of 2010 Fundtech acquired 153,000 ordinary shares in consideration for $2.4 million as part of its share repurchase program.
•	For the year 2010 Fundtech acquired 658,000 ordinary shares in consideration for $9.0 million.

Fundtech also announced today that its board of directors approved the distribution of quarterly dividend of $0.10 per share in 2011. Under Israeli law Fundtech currently lacks sufficient retained earnings to distribute dividends and must obtain approval from the Israeli courts to permit any dividend distribution.

Fundtech is planning to shortly file a petition with the Israeli courts to permit the dividend distribution for the next year. Fundtech believes that once this amount is fully exhausted, any further future dividend distributions will require additional approvals from the Israeli courts.

“Our steady cash flows from operations, as well as free cash flows make a dividend distribution a good vehicle to return cash to our shareholders, in addition to the share repurchase program.” said CFO Yoram Bibring, “We hope to obtain the necessary court approvals and make our first quarterly dividend during the second quarter of 2011.”

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2011 Fundtech is providing its guidance as follows:

•
Fundtech estimates that revenues for 2011 will be between $154 million and $159 million; that GAAP net income per diluted share will be between $0.73 and $0.83; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses and deferred taxes, will be between $1.00 and $1.10.

•	Fundtech estimates that financial income for the year 2011 will be zero and that tax expenses, excluding deferred taxes, will be approximately $2.5 million.
•	Fundtech estimates that annual amortization expenses for the year 2011 will be approximately $1.4 million and that stock-based compensation expenses will be approximately $3.0 million.
•	Fundtech estimates that the number of shares used for the calculation of the annual net income per share will be 16 million shares.

For the first quarter of 2011 Fundtech is providing the following guidance:

•
Fundtech estimates that first quarter revenues will be between $36 million and $37 million; that GAAP net income per diluted share will be between $0.10 and $0.14; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, and deferred taxes, will be between $0.17 and $0.21.

•	Fundtech estimates that financial income for the first quarter will be zero and that tax expenses, excluding deferred taxes, will be approximately $0.6 million.
•	Fundtech estimates that quarterly amortization expenses for the first quarter of 2011 will be approximately $350,000 and that stock-based compensation expenses will be approximately $750,000.
•	Fundtech estimates that the number of shares used for the calculation of quarterly net income per share will be 15.8 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Reconciliation of GAAP Results to Non-GAAP Results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Fundtech to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 AM (ET), Wednesday, February 16, to discuss Fundtech’s fourth quarter and annual 2010 results and to answer questions from the investment community

To participate, please call 1-877-303-7023 or +1-224-357-2223 and ask for the Fundtech call. Participants from Israel may dial toll free 1809-245917 and ask for the Fundtech call.

A replay of the conference call will be available from 11:30 AM (ET) February 16, until 11:59 PM (ET) February 23. The replay may be accessed by dialing 1-800-642-1687 or 1+706-645-9291, conference ID: 39135679.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until March 31, 2011.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2009, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

###

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	December 31,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$24,916	$20,903
Short term deposit	1,910	--
Marketable securities	26,419	21,248
Trade receivables, net	29,706	23,445
Deferred tax asset	4,552	2,334
Other accounts receivable and prepaid expenses	6,411	6,527

Total current assets	93,914	74,457

Marketable securities	753	774
Severance pay fund	1,953	1,508
Long term deposits	1,931	1,769
Long term prepaid expenses	2,289	2,574
Property and equipment, net	11,453	13,305
Goodwill, net	41,041	40,228
Other assets, net	4,126	5,737

Total assets	$157,460	$140,352

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,309	$2,035
Deferred revenues	11,541	9,141
Employee and payroll accruals	11,099	7,467
Other accounts payable and accrued expenses	8,573	6,287

Total current liabilities	33,522	24,930

Accrued severance pay	5,554	3,344
Deferred tax liability	1,190	1,119
Other long term liabilities	1,732	2,777

Total liabilities	41,998	32,170

Shareholders' equity:
Share capital	50	49
Additional paid-in capital	163,254	159,558
Accumulated other comprehensive income	1,866	1,828
Accumulated deficit	(28,265)	(40,797)
Treasury stock, at cost	(21,443)	(12,456)

Total shareholders' equity	115,462	108,182

Total liabilities and shareholders' equity	$157,460	$140,352

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues:
Software license	$4,626	$4,253	$17,598	$11,558
Software hosting	7,882	6,181	29,662	24,088
Maintenance	11,103	10,185	42,670	39,531
Services	14,152	12,227	52,008	42,580

Total revenues	37,763	32,846	141,938	117,757

Operating expenses:
Software licenses costs	4	78	329	748
Amortization of other intangible assets	419	496	1,666	2,028
Maintenance, hosting and services costs [1]	17,500	14,861	65,873	53,286
Software development [1]	5,497	5,306	21,882	20,422
Selling and marketing [1]	5,262	4,621	19,027	17,567
General and administrative [1]	5,197	5,042	19,903	19,662

Total operating expenses	33,879	30,404	128,680	113,713

Operating income	3,884	2,442	13,258	4,044

Financial income (expense), net	30	(79)	(765)	232
Income taxes benefit	1,870	1,045	39	397

Net income	$5,784	$3,408	$12,532	$4,673

Net income per share:
Net income used in computing income per share	$5,784	$3,408	$12,532	$4,673
Basic income per share	$0.38	$0.22	$0.82	$0.31
Diluted income per share	$0.37	$0.21	$0.79	$0.30
Shares used in computing:
Basic income per share	15,070,375	15,242,436	15,208,862	15,145,625
Diluted income per share	15,732,124	16,005,115	15,917,944	15,617,110

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$4,615	$3,286	$14,815	$8,328
Adjusted non-GAAP[2] net income per share	$0.29	$0.21	$0.93	$0.53
Shares used in computing adjusted non-GAAP[2] net income per share	15,732,124	16,005,115	15,917,944	15,617,110

[1] Includes charges for stock-based compensation in 2010 and 2009
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,784	$3,408	$12,532	$4,673
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,887	2,047	7,649	8,436
Stock-based compensation	704	653	2,762	2,827
Accrued interest on marketable securities and accretion amortization	21	(154)	114	63
Deferred income taxes	(2,292)	(1,271)	(2,145)	(1,200)
Decrease (Increase) in trade receivables	(2,430)	4,015	(6,105)	5,251
Decrease (Increase) in prepaid expenses and other accounts receivable	302	59	803	(981)
Increase (Decrease) in trade payables	(317)	386	219	(884)
Increase (Decrease) in deferred revenues	(6,898)	(5,355)	421	(1,758)
Increase in employee and payroll accruals	956	435	3,416	912
Increase (Decrease) in other accounts payable and accrued expenses	1,024	48	2,568	(264)
Increase in accrued severance pay, net	79	95	443	231

Net cash provided by (used in) operations	(1,180)	4,366	22,677	17,306

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(8,556)	(20,114)	(41,510)	(26,610)
Redemption of held-to-maturity marketable securities	14,916	4,059	36,246	16,292
Investment (Realization) of short term deposits	(1,048)	1,113	(1,910)	1,538
Purchase of property and equipment	(803)	(617)	(4,058)	(3,612)
Net change in long term lease deposits and long term prepaid expenses	(54)	(640)	(151)	(749)
Additional consideration in a business combination	--	--	(830)	(5,779)

Net cash provided by (used in) investing activities	4,455	(16,199)	(12,213)	(18,920)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and
exercise of stock options and warrants, net	554	647	935	754
Decrease in long term Liabilities	(11)	(10)	(52)	(36)
Investment in treasury stock, at cost	(2,382)	(3,423)	(8,987)	(8,548)

Net cash used in financing activities	(1,839)	(2,786)	(8,104)	(7,830)

Effect of exchange rate on cash and cash equivalents	536	9	1,653	705

Increase (decrease) in cash and cash equivalents	1,972	(14,610)	4,013	(8,739)
Cash and cash equivalents at the beginning of the period	22,944	35,513	20,903	29,642

Cash and cash equivalents at the end of the period	$24,916	$20,903	$24,916	$20,903

Appendix A
Additional consideration in a business combination
Working Capital	$--	$--	$--	$(167)
Long term assets	--	--	--	1,804
Long term liabilities	--	--	--	--
Goodwill	--	--	830	4,142

	$--	$--	$830	$5,779

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:

Net income [1]	$5,784	$3,408	$12,532	$4,673

Financial expense (income), net	(30)	79	765	(232)
Income taxes	422	226	2,106	803
Deferred taxes benefit	(2,292)	(1,271)	(2,145)	(1,200)
Amortization	419	496	1,666	2,028
Depreciation	1,468	1,551	5,983	6,408
Stock based compensation [2]	704	653	2,762	2,827

Adjusted EBITDA	$6,475	$5,142	$23,669	$15,307

Financial income (expense), net	30	(79)	(765)	232
Income taxes expense	(422)	(226)	(2,106)	(803)
Depreciation	(1,468)	(1,551)	(5,983)	(6,408)

Adjusted net income	$4,615	$3,286	$14,815	$8,328

Adjusted net income per share	$0.29	$0.21	$0.93	$0.53

Shares used in computing adjusted net income per share	15,732,124	16,005,115	15,917,944	15,617,110

[1] Net income per share (diluted) was approximately $0.37 and $0.21 for the three months ended December 31, 2010 and 2009, respectively
Net income per share (diluted) was approximately $0.79 and $ 0.30 for the twelve months ended December 31, 2010 and 2009, respectively

[2] Stock based compensation
Maintenance, hosting and services costs	$92	$94	$351	$487
Software development	62	40	237	187
Selling and marketing	169	160	650	734
General and administrative	381	359	1,524	1,419

	$704	$653	$2,762	$2,827